May 2, 2007

Mail Stop 4561

By U.S. Mail and Facsimile (604) 669-8803

Mr. Roger Gordon
President
Pure Pharmaceuticals Corporation
Post Office Box 55
1595 Stone Mill Park
Bellona, New York 14415

>   **Re: Pure Pharmaceuticals Corporation**
>   **Amendment Number Two to Registration Statement on Form SB-2**
>   **Filed on April 13, 2007**
>   **File Number 333-134659**

Dear Mr. Gordon:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary
Identification and Registration of Off-patent MFAs, page 4

1.   We note your revised disclosures in the fifth paragraph on page 4 and the fourth paragraph on page 33 which indicate that your independent auditors have issued a report with regard to your unaudited financial statements for the period ended December 31, 2006. It appears that an interim review report from your auditors was not included in the filing. Please either revise your filing to include the report or revise the language on these pages as necessary.

Consolidated Financial Statements
General

2.   We note that in response to comment 10 of our letter dated January 24, 2007, you provided updated financial statements through December 31, 2006. In your response to this comment letter, please continue to note the updating requirements of Item 310 of Regulation S-B. Alternatively, if your interim financial statements as of and for the six month period ended March 31, 2007 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since December 31, 2007.

3.   Include an updated consent of the independent auditors in the pre-effective amendment.

Report of Independent Registered Public Accounting Firm, page 41

4.   Your auditor's updated consent dated April 13, 2007 indicates that their report is dual dated for Notes 2(k) and 7, however, there is no dual dating indicated on the report itself. Please have your auditor's revise their consent and/or audit report as necessary so that the audit report dates are consistent and accurate.

Note 2 – Summary of Significant Accounting Policies, page 46

5.   We note that you review Notes 2(d) and 2(g) to eliminate certain information about the inventory and lease accounting policies. If the disclosures were removed because it was determined that the information was not relevant to any of the periods presented, please tell us. However, if the eliminated accounting policies were applicable to account balances for any periods presented in your financial statements, please revise to include the information and clarify which periods the policies apply to. For example, if you had raw material inventory as of September 30, 2006 but only finished goods inventory at December 31, 2006, your footnotes should describe your accounting policies for both types of inventory.

Note 2(k) – Comprehensive Loss, page 49

6.   We note your revisions, however, it appears that you have inverted the amount of comprehensive loss reported in the footnote for the fiscal years ended September 30, 2006 and 2005. Please revise accordingly.

Note 5 – Income Taxes, page 51

7.   We note your revisions to include the amount of estimated tax loss carryforwards as of December 31, 2006. However, it appears that you inadvertently deleted the amount of

estimated tax loss carryforwards as of your September 30, 2006 year-end which is required by paragraph 48 of SFAS 109.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Lisa Haynes, Senior Accountant, at (202) 551-3424 or John P. Nolan,

Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker, Senior Counsel, at (202) 551-3422 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: Stewart L. Muglich, Esq.
         Sangra, Moller LLP
         1000 Cathedral Place
         925 West Georgia Street
         Vancouver, BC V6C 3L2
         CANADA